São Paulo (SP), April 19, 2013.
SUAC 284/2013

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
EXTRAORDINARY GENERAL MEETINGS AND ANNUAL GENERAL MEETING OF APRIL 19, 2013

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 21, subsection IX and Article 30, subsection III, we would like to notify you of the summary of resolutions adopted by the aforementioned Meetings:

Extraordinary General Meeting held at 3:00 p.m.:

Approved, the proposal of the Board of Directors for amending the Itaú Unibanco and Unibanco Performance Stock Option Plans and also the assumption of the rights and obligations established in the current agreements signed with the beneficiaries of the Stock Option Plan of Redecard S.A.

Annual General Meeting held at 3:20 p.m.

1. Approved, the account statements for fiscal year 2012 and the allocation of the net income for the fiscal year;
2. Elected, the members of the Board of Directors and the Fiscal Council for the next annual term of office;
3. Approved, the amount for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the Fiscal Councilors.

Extraordinary General Meeting held at 3:40 p.m.

1. Approved, the increase in the capital stock subscribed and paid in, in the amount of R$15,000,000,000.00  through the capitalization of the amounts recorded in the Company’s Revenue Reserves – Statutory Reserve, with a bonus of 10% in shares issued by the Company;

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considering that these decisions are contingent on the approval of the Central Bank of Brazil, the Company’s shares shall continue to be traded with rights to bonus shares until the baseline date to be announced in due course through the intermediary of a Notice to Shareholders, this also incorporating the date for inclusion of new shares in the shareholders’ share position and information on the sale of bonus share fractions and the respective credit to the shareholders;

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simultaneously to the operation in the Brazilian market, the securities traded in the United States Market (ADR – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall receive a bonus in the same proportion;

2. Increased, the limit of the authorized capital up to 6,600,000,000 of shares proportional to the bonus in shares pursuant to the foregoing item;

Fls. 2

3. Amended, the Corporate Bylaws in order to  (a) reflect the new composition of the capital stock; (b) include the new limits for authorized capital; (c) introduce the term “unified” into the provisions in relation to the mandate of the Board of Directors; (d) include among the competencies of the Board of Directors, to decide, on the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares; and (e) define the age limit of 62 to be elected to the position of Chief Executive Officer, the age limit of 60 being maintained for other positions on the Board of Executive Officers;

4. Consolidated, the Corporate Bylaws with the amendments mentioned above.

II. The minutes of the Meetings shall be submitted via the IPE system – Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.
ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
- BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Relations Coordination (Coordenadoria de Relações com Empresas)